U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING    SEC FILE NUMBER
                                                      1-7461

                           (Check One)              CUSIP NUMBER


[X] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
         [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

     For Period Ended:  December 31, 1995
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  ___________________
_________________________________________________________________

     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________________
     ____________________________________________________________

_________________________________________________________________

Part I -- Registrant Information
_________________________________________________________________

Full Name of Registrant
  Acceptance Insurance Companies Inc.

Former Name if Applicable
  N/A

Address of Principal Executive Office (Street and Number)
  222 South 15th Street, Suite 600 North, Omaha, Nebraska 68102
_________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
_________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [para. 23,047], the following should be completed.
(Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X]

     (c) the accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable. [ ]
_________________________________________________________________

Part III -- Narrative
_________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant has received a series of staff comment letters relating to its Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K") and the Quarterly Reports on Form 10-Q for the first three fiscal quarters of the 1995 fiscal year (the "1995 10-Qs"), and is continuing to respond to requests for supplemental information set forth therein. By letter dated March 19, 1996, the staff requested further information regarding loss reserve strengthening recorded by Registrant and reported in its second and third quarter 1995 10-Qs. Questions were raised regarding the extent to which Registrant, in consultation with its actuaries and auditors, has considered, under cited accounting regulations, amending the 1994 10-K and the 1995 10-Qs, including amending the audited consolidated financial statements included in the 1994 10-K, because of such reserve additions. Registrant expects in the near future to clarify these issues with the staff and, with its auditors, feels that the questions regarding the impact on prior financial disclosures of 1995 reserve strengthening should be resolved before filing the Annual Report on Form 10-K for the year ended December 31, 1995, in order to avoid unreasonable effort and expense.

_________________________________________________________________

Part IV -- Other Information
_________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

          Donn E. Davis             (402) 434-7300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               ACCEPTANCE INSURANCE COMPANIES INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                   /s/ Kenneth C. Coon
Date:  March 29, 1996         By ________________________________
                                   Kenneth C. Coon, Chairman and
                                   Chief Executive Officer

                           Attachment


Part IV -- Other Information (3)


     Operating results for the fiscal year ended December 31, 1995, set forth in the Annual Report on Form 10-K will have an impact on earnings represented by the reserve strengthening described above. As a result, it is expected that earnings for the year ended December 31, 1995, will be $4,155,000, as compared to $21,075,000 for the year ended December 31, 1994.